June 30, 2011

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 4631
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated May 17, 2011, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 25, 2011 and the Form 10-Q for the period ended March 31, 2011 of the Company filed with the SEC on April 29, 2011.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 30, 2011
Mr. Decker

Form 10-K for the Year Ended December 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will include in the responses below details showing what the proposed revisions or additional disclosures will look like in our future filings. Such disclosures will be noted in italics. The Company will include such revisions in all future filings, including interim filings, where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management, page 28

2.
In your AUM tables on pages 30 through 36, you present acquisitions and dispositions on a net basis. Please revise your tables to present separate line items for acquisitions and dispositions. A gross presentation would provide investors with more insight into the trends surrounding your acquisitions and dispositions for periods presented.

Response to Comment 2

The Company reported $121.5 billion of acquisitions and dispositions of assets under management (AUM) on a net basis in its 2010 roll forward of AUM activity. In the disclosures on page 29 of the Company’s “Assets Under Management” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations, we disclosed that the acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments (the “acquired business”) added $114.6 billion at June 1, 2010, and that additionally, other acquisitions added $6.9 billion in AUM, net of dispositions. The dispositions related to ancillary finalization of the AUM acquired as part of the acquired business and were $1.6 billion in total. We believe that these dispositions were not significant and therefore did not separately disclose them in our AUM roll forward tables.

June 30, 2011
Mr. Decker

In future filings, we will provide a gross presentation of AUM acquisitions and dispositions if we deem that such information is material. If we determine that the dispositions are not significant, we will footnote the table with more qualitative information related to the transactions. For example, our disclosure relating to the AUM dispositions discussed above will be similar to the following:

Acquisitions/dispositions, net*……………………………………………….…$121.5 billion
____________
* The Company acquired $114.6 billion in AUM at June 1, 2010 as part of the acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments. Other acquisitions in the year added $6.9 billion in AUM, net of minor dispositions related to the integration of the acquired business.

Financial Statements

Statements of Income, page 84

3.	Please revise your statements of income to use the caption “net income” instead of “net income, including gains and losses attributable to noncontrolling interests.” Refer to ASC 810-10-55-4J.

Response to Comment 3

In future filings, we will revise our statements of income to use the caption “net income” instead of “net income, including gains and losses attributable to noncontrolling interests.”  We will carry forward this presentation change into our statements of cash flows and statements of changes in equity. An illustration of these statements with the revised net income terminology for the year ended December 31, 2010 is presented in Appendix A.

19. Commitments and Contingencies

Lega1 Contingencies, page 130

4.	For each legal contingency, please tell us and revise your filing to disclose:

•	The amount of damages sought if, specified;

•	The amount of any accrual, if necessary for an understanding of the contingency; and

•
The range of reasonably possible loss or additional loss in excess of amounts accrued or alternatively state that such a loss cannot be estimated and supplementally explain to us the reasons why such a loss cannot be estimated.

June 30, 2011
Mr. Decker

If you believe that any losses are remote, please explain in your response. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Response to Comment 4

In the normal course of its business, the company is subject to various litigation, potential litigation claims and other similar legal contingencies.  In a limited number of instances, the company has concluded that it is appropriate for the company to establish an accrual in respect of these contingencies.  Management also has concluded that at the present time the company is unable to estimate the losses that it is reasonably possible we could incur or ranges of such losses with respect to the remainder of such contingencies for the following reasons:  It is the company’s experience and observation that litigation is inherently unpredictable.  In many legal proceedings, various factors produce and exacerbate this inherent unpredictability, including, among others, one or more of the following:  the proceeding is in its early stages; the damages sought are unspecified, unsupportable, unexplained or uncertain; the claimant is seeking relief other than compensatory damages; the matter presents novel legal claims or other meaningful legal uncertainties; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are other parties who may share in any ultimate liability.  In management’s opinion, an adequate accrual has been made as of June 30, 2011, to provide for any probable losses that may arise from these matters for which the company could reasonably estimate an amount.

Illustrative disclosure in the company’s Form 10-Q for the three and six months ended June 30, 2011, is as follows:

In July 2010, various closed-end funds formerly advised by Van Kampen Investments or Morgan Stanley Investment Management included in the acquired business had complaints filed against them in New York State Court commencing derivative lawsuits purportedly brought on behalf of the common shareholders of those funds. The funds are nominal defendants in these derivative lawsuits and the defendants also include Van Kampen Investments (acquired by Invesco on June 1, 2010), Morgan Stanley Investment Management and certain officers and trustees of the funds who are or were employees of those firms. Invesco has certain obligations under the applicable acquisition agreement regarding the defense costs and any damages associated with this litigation. The plaintiffs allege breaches of fiduciary duties owed by the non-fund defendants to the funds’ common shareholders related to the funds' redemption in prior periods of Auction Rate Preferred Securities (“ARPS”) theretofore issued by the funds. The complaints are similar to other complaints filed

June 30, 2011
Mr. Decker

against investment advisers, officers and trustees of closed-end funds in other fund complexes which issued and redeemed ARPS. The complaints allege that the advisers, distributors and certain officers and trustees of those funds breached their fiduciary duty by redeeming ARPS at their liquidation value when there was no obligation to do so and when the value of ARPS in the secondary marketplace were significantly below their liquidation value. The complaints also allege that the ARPS redemptions were principally motivated by the fund sponsors’ interests to preserve distribution relationships with brokers and other financial intermediaries who held ARPS after having repurchased them from their own clients.   The complaints do not specify alleged damages.  Certain other funds included in the acquired business have received demand letters expressing similar allegations. Such demand letters could be precursors to additional similar lawsuits being commenced against those other funds. The Boards of Trustees of the funds are evaluating the complaints and demand letters and have established special committees of independent trustees to conduct an inquiry regarding the allegations. On June 23, 2011, the Boards of Trustees with oversight responsibility for those closed-end funds formerly advised by Van Kampen Investments accepted the recommendation of their special litigation committee which conducted an inquiry into the merits of the allegations contained in the demand letters and determined to (i) reject the demands contained in the demand letters and (ii) to seek dismissal of the related lawsuits.  The Boards of Trustees with oversight responsibility for the closed-end funds formerly advised by Morgan Stanley Investment Management are awaiting a recommendation from their special litigation committee.

Invesco believes the cases and other claims identified above should be dismissed or otherwise will terminate following completion of such review period, although there can be no assurance of that result.  Invesco intends to defend vigorously any cases which may survive beyond initial motions to dismiss.  The company cannot predict with certainty, however, the eventual outcome of such cases and other claims, nor whether they will have a material negative impact on the company.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company.  There are many reasons that the company cannot make these assessments, including, among others, one or more of the following:  the proceeding is in its early stages; the damages sought are unspecified, unsupportable, unexplained or uncertain; the claimant is seeking relief other than compensatory damages; the matter presents novel legal claims or other meaningful legal uncertainties; discovery has not started or is not complete; there are significant facts in dispute; and there are other parties who may share in any ultimate liability.

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the company and related

June 30, 2011
Mr. Decker

entities and individuals in the U.S. and other jurisdictions in which the company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the company’s future financial results and its ability to grow its business.

The company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business.  Management is of the opinion that the ultimate resolution of such claims will not materially affect the company’s business, financial position, results of operation or liquidity.  In management’s opinion, an adequate accrual has been made as of June 30, 2011 to provide for any probable losses that may arise from these matters for which the company could reasonably estimate an amount.

*    *    *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

              Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP

Appendix A

Invesco Ltd.
Consolidated Statements of Income

	Years Ended December 31,
$ in millions, except per share data	2010	2009	2008
Operating revenues:
Investment management fees	2,720.9	2,120.2	2,617.8
Service and distribution fees	645.5	412.6	512.5
Performance fees	26.1	30.0	75.1
Other	95.2	64.5	102.2
Total operating revenues	3,487.7	2,627.3	3,307.6

Operating expenses:
Employee compensation	1,114.9	950.8	1,055.8
Third-party distribution, service and advisory	972.7	693.4	875.5
Marketing	159.6	108.9	148.2
Property, office and technology	238.4	212.3	214.3
General and administrative	262.2	166.8	266.0
Transaction and integration	150.0	10.8	—
Total operating expenses	2,897.8	2,143.0	2,559.8

Operating income	589.9	484.3	747.8

Other income/(expense):
Equity in earnings of unconsolidated affiliates	40.2	27.0	46.8
Interest and dividend income	10.4	9.8	37.2
Interest income of consolidated investment products	240.9	—	—
Gains/(losses) of consolidated investment products, net	114.0	(106.9)	(58.0)
Interest expense	(58.6)	(64.5)	(76.9)
Interest expense of consolidated investment products	(118.6)	—	—
Other gains and losses, net	15.6	7.8	(39.9)
Income before income taxes, including gains and losses attributable to noncontrolling interests	833.8	357.5	657.0
Income tax provision	(197.0)	(148.2)	(236.0)
Net income	636.8	209.3	421.0
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	(171.1)	113.2	60.7

Net income attributable to common shareholders	465.7	322.5	481.7

Earnings per share:
— basic	$1.01	$0.77	$1.24
— diluted	$1.01	$0.76	$1.21
Dividends declared per share	$0.4325	$0.4075	$0.520

Appendix A

Invesco Ltd.
Consolidated Statements of Cash Flows

	Years Ended December 31,
$ in millions	2010	2009	2008
Operating activities:
Net income	636.8	209.3	421.0
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	96.7	77.6	67.6
Share-based compensation expense	117.8	90.8	97.7
Gains on disposal of property, equipment, and software, net	—	(1.2)	(2.0)
Purchase of trading investments	(7,093.1)	(41.9)	(22.0)
Proceeds from sale of trading investments	7,032.7	13.1	22.3
Other gains and losses, net	(15.6)	(7.8)	39.9
(Gains)/losses of consolidated investment products, net	(114.0)	106.9	58.0
Tax benefit from share-based compensation	63.4	42.3	54.9
Excess tax benefits from share-based compensation	(14.8)	(9.4)	(16.8)
Equity in earnings of unconsolidated affiliates	(40.2)	(27.0)	(46.8)
Dividends from unconsolidated affiliates	26.0	28.3	29.8
Changes in operating assets and liabilities:
(Increase)/decrease in cash held by consolidated investment products	(336.2)	45.0	(37.1)
Decrease/(increase)in receivables	(223.3)	(468.4)	1,118.8
(Decrease)/increase in payables	243.0	305.1	(1,259.8)
Net cash provided by operating activities	379.2	362.7	525.5

Investing activities:
Purchase of property and equipment	(89.6)	(39.5)	(84.1)
Disposal of property and equipment	—	6.8	0.2
Purchase of available-for-sale investments	(33.9)	(15.6)	(71.1)
Proceeds from sale of available-for-sale investments	64.7	18.8	41.0
Purchase of investments by consolidated investment products	(2,367.7)	(44.1)	(112.3)
Proceeds from sale of investments by consolidated investment products	2,784.8	34.2	188.7
Returns of capital in investments of consolidated investment products	81.5	17.9	99.2
Purchase of other investments	(69.4)	(88.5)	(65.4)
Proceeds from sale of other investments	42.4	31.8	68.9
Returns of capital and distributions from equity method investments	25.3	10.0	10.8
Acquisitions of businesses (cash paid $826.8 million, less cash acquired $77.2 million)	(749.6)	—	—
Acquisition earn-out payments	(26.3)	(34.2)	(174.3)
Net cash used in investing activities	(337.8)	(102.4)	(98.4)

Financing activities:
Issuance of new shares	—	441.8	—
Proceeds from exercises of share options	19.6	80.0	79.8
Purchases of treasury shares	(192.2)	—	(313.4)
Dividends paid	(197.9)	(168.9)	(207.1)
Excess tax benefits from share-based compensation	14.8	9.4	16.8
Capital invested into consolidated investment products	24.3	7.2	96.1
Capital distributed by consolidated investment products	(97.2)	(52.1)	(241.0)
Borrowings of consolidated investment products	—	—	28.9
Repayments of debt of consolidated investment products	(207.3)	—	(9.3)
Net borrowings/(repayments) under credit facility	570.0	(12.0)	(114.4)
Repayments of senior notes	—	(397.2)	(2.8)
Acquisition of remaining noncontrolling interest in subsidiary	—	(8.9)	—
Net cash used in financing activities	(65.9)	(100.7)	(666.4)

Increase/(decrease) in cash and cash equivalents	(24.5)	159.6	(239.3)
Foreign exchange movement on cash and cash equivalents	3.0	17.2	(91.3)
Cash and cash equivalents, beginning of year	762.0	585.2	915.8
Cash and cash equivalents, end of year	740.5	762.0	585.2

Supplemental Cash Flow Information:
Interest paid	(50.6)	(60.4)	(71.2)
Interest received	7.7	10.5	36.9
Taxes paid	(172.3)	(88.4)	(238.4)

Appendix A

Invesco Ltd.
Consolidated Statements of Changes in Equity

	Equity Attributable to Common Shareholders
$ in millions	Common Shares	Additional Paid-in-Capital	Treasury Shares	Retained Earnings	Retained Earnings Appropriated for Investors in Consolidated Investment Products	Accumulated Other Comprehensive Income	Total Equity Attributable to Common Shareholders	Noncontrolling Interests in Consolidated Entities	Total Equity
January 1, 2010	91.9	5,688.4	(892.4)	1,631.4	—	393.6	6,912.9	707.9	7,620.8
Adoption of guidance now encompassed in ASC Topic 810	—	—	—	5.2	274.3	(5.2)	274.3	—	274.3
January 1, 2010, as adjusted	91.9	5,688.4	(892.4)	1,636.6	274.3	388.4	7,187.2	707.9	7,895.1
Net income	—	—	—	465.7	—	—	465.7	171.1	636.8
Other comprehensive income:
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	—	82.6	82.6	(5.3)	77.3
Change in accumulated OCI related to employee benefit plans	—	—	—	—	—	18.7	18.7	—	18.7
Change in accumulated OCI of equity method investments	—	—	—	—	—	2.9	2.9	—	2.9
Change in net unrealized gains on available-for-sale investments	—	—	—	—	—	9.9	9.9	—	9.9
Tax impacts of changes in accumulated other comprehensive income balances	—	—	—	—	—	(7.0)	(7.0)	—	(7.0)
Total comprehensive income							572.8	165.8	738.6
Net income reclassified to appropriated retained earnings	—	—	—	—	77.1	—	77.1	(77.1)	—
Currency translation differences on investments in overseas subsidiaries reclassified to appropriated retained earnings	—	—	—	—	(5.3)	—	(5.3)	5.3	—
Change in noncontrolling interests in consolidated entities, net	—	—	—	—	—	—	—	(69.2)	(69.2)
Business Combinations	6.2	563.0	—	—	149.4	—	718.6	363.6	1,082.2
Dividends	—	—	—	(197.9)	—	—	(197.9)	—	(197.9)
Employee share plans:	—	—	—	—	—	—	—	—	—
Share-based compensation	—	117.8	—	—	—	—	117.8	—	117.8
Vested shares	—	(94.5)	94.5	—	—	—	—	—	—
Exercise of options	—	(26.9)	46.5	—	—	—	19.6	—	19.6
Tax impact of share-based payment	—	14.8	—	—	—	—	14.8	—	14.8
Purchase of shares	—	—	(240.1)	—	—	—	(240.1)	—	(240.1)
December 31, 2010	98.1	6,262.6	(991.5)	1,904.4	495.5	495.5	8,264.6	1,096.3	9,360.9

Appendix A

Invesco Ltd.
Consolidated Statements of Changes in Equity (continued)

	Equity Attributable to Common Shareholders
$ in millions	Common Shares	Additional Paid-in-Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Equity Attributable to Common Shareholders	Non-controlling Interests in Consolidated Entities	Total Equity
January 1, 2009	85.3	5,352.6	(1,128.9)	1,476.3	(95.8)	5,689.5	906.7	6,596.2
Net income/(loss)	—	—	—	322.5	—	322.5	(113.2)	209.3
Other comprehensive income:
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	488.3	488.3	—	488.3
Change in accumulated OCI related to employee benefit plans	—	—	—	—	(15.1)	(15.1)	—	(15.1)
Change in net unrealized gains on available-for-sale investments	—	—	—	—	14.6	14.6	—	14.6
Adoption of guidance now encompassed in ASC Topic 320	—	—	—	—	(1.5)	(1.5)	—	(1.5)
Tax impacts of changes in accumulated other comprehensive income balances	—	—	—	—	3.1	3.1	—	3.1
Total comprehensive income	—	—	—	—	—	811.9	(113.2)	698.7
Adoption of guidance now encompassed in ASC Topic 320	—	—	—	1.5	—	1.5	—	1.5
Change in noncontrolling interests in consolidated entities, net	—	—	—	—	—	—	(84.2)	(84.2)
Issuance of new shares	6.6	435.2	—	—	—	441.8	—	441.8
Dividends	—	—	—	(168.9)	—	(168.9)	—	(168.9)
Employee share plans:
Share-based compensation	—	90.8		—	—	90.8	—	90.8
Vested shares	—	(127.6)	127.6	—	—	—	—	—
Exercise of options	—	(51.5)	131.8	—	—	80.3	—	80.3
Tax impact of share-based payment	—	9.4	—	—	—	9.4	—	9.4
Modification of share-based payment awards	—	(13.0)	—	—	—	(13.0)	—	(13.0)
Purchase of shares	—	—	(22.9)	—	—	(22.9)	—	(22.9)
Acquisition of remaining noncontrolling interest in subsidiary	—	(7.5)	—	—	—	(7.5)	(1.4)	(8.9)
December 31, 2009	91.9	5,688.4	(892.4)	1,631.4	393.6	6,912.9	707.9	7,620.8

	Equity Attributable to Common Shareholders
$ in millions	Common Shares	Additional Paid-in- Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Equity Attributable to Common Shareholders	Non-controlling Interests in Consolidated Entities	Total Equity
January 1, 2008	84.9	5,306.3	(954.4)	1,201.7	952.1	6,590.6	1,121.2	7,711.8
Net income	—	—	—	481.7	—	481.7	(60.7)	421.0
Other comprehensive income
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	(1,034.2)	(1,034.2)	—	(1,034.2)
Change in accumulated OCI related to employee benefit plans	—	—	—	—	(0.3)	(0.3)	—	(0.3)
Change in net unrealized losses on available-for-sale investments	—	—	—	—	(9.3)	(9.3)	—	(9.3)
Tax impacts of changes in accumulated OCI balances	—	—	—	—	(4.1)	(4.1)	—	(4.1)
Total comprehensive income						(566.2)	(60.7)	(626.9)
Change in noncontrolling interests in consolidated entities, net	—	—	—	—	—		(153.8)	(153.8)
Dividends	—	—	—	(207.1)	—	(207.1)	—	(207.1)
Employee share plans:
Share-based compensation	—	97.7	—	—	—	97.7	—	97.7
Vested shares	—	(55.7)	55.7	—	—	—	—	—
Exercise of options	0.4	(12.5)	87.8	—	—	75.7	—	75.7
Tax impact of share-based payment	—	16.8	—	—	—	16.8	—	16.8
Purchase of shares	—	—	(318.0)	—	—	(318.0)	—	(318.0)
December 31, 2008	85.3	5,352.6	(1,128.9)	1,476.3	(95.8)	5,689.5	906.7	6,596.2